SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2011

Commission File Number 0-28800

———————————————

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

———————————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2011, incorporated by reference herein:

Exhibit

99.1   Release dated August 29, 2011, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED JUNE 2011".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 29, 2011   By: <u>/s/ Themba Gwebu</u>
                                       Name: Themba Gwebu
                                       Title: Company Secretary



DRDGOLD LIMITED

Report to shareholders for the quarter and year ended 30 June 2011

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06

JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM

NASDAQ trading symbol: DROOY • ("DRDGOLD" or "the company")



GROUP RESULTS

KEY FEATURES FOR THE YEAR

- Dividend declared of 7.5 cents, up 50%
- Gold production up 10% to 265 179oz
- Ergo's gold production up 37%
- Revenue up 29% to R2 565.3 million
- Operating profit up 76% to R477.0 million
- Headline earnings per share up 115% to 28 cents per share
- Net cash inflow from operations up 504% to R323.9 million
- Crown/Ergo pipeline project on schedule and within budget, to be completed in December 2011
- Net asset value of Blyvoor written down to nil

Review of operations		Quarter	Quarter	%	Quarter	12 months to	12 months to	%
Group		Jun 2011	Mar 2011	Change	Jun 2010	30 Jun 2011	30 Jun 2010	Change
Gold production	oz	63 079	67 387	(6)	61 632	265 179	241 194	10
	kg	1 962	2 096	(6)	1 917	8 248	7 502	10
Gold production sold	oz	61 150	67 387	(9)	57 293	267 590	239 427	12
	kg	1 902	2 096	(9)	1 782	8 323	7 447	12
Cash operating costs	US$ per oz	1 283	1 090	18	1 004	1 119	953	17
	ZAR per kg	280 240	241 563	16	244 331	251 296	233 112	8
Gold price received	US$ per oz	1 522	1 411	8	1 204	1 372	1 092	26
	ZAR per kg	331 372	312 913	6	292 769	308 221	267 292	15
Capital expenditure	US$ million	13.8	12.3	12	8.9	45.3	25.5	78
	ZAR million	93.6	85.2	10	67.5	315.8	193.9	63

STOCK

Issued capital

384 884 379 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 406 467 306

STOCK TRADED	JSE	NASDAQ*
Average volume for the quarter per day ('000)	700	1 641
% of issued stock traded (annualised)	47	111
Price • High	R4.00	$0.623
• Low	R2.98	$0.426
• Close	R3.27	$0.484

This data represents per share data and not ADS data – one ADS reflects ten ordinary shares



Dear shareholder

I am pleased to report that our long commitment to a consistent set of strategic goals, is increasingly showing the desired outcomes. Our stated strategy involves measures to reduce risk, manage costs and to increase margin. I have always believed that the true measure of the health of a business is its net cash flow. This year our company generated net cash of R323.9 million from operations, up 504% from last year. Our operating profit was R477.0 million, or 38% of our market capitalisation as at 30 June 2011 and we managed R315.8 million worth of capital reinvestment in our operations, without diluting shareholder equity.

Gold production from our mechanised, 24/7 recycling circuits comprised 66% of production. Importantly, we also gave credence to earlier statements that our underground operation is a ring-fenced risk, when we suspended financial assistance to Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") in June. Blyvoor has been fully impaired in the year under review, which of course has a once off, non-cash impact on profit. Headline earnings ("HEPS") are not affected by this accounting adjustment, and are up 115% year on year.

We are also delighted to declare a dividend for the fourth year in a row. This year's 7.5 cents per share dividend is up 50% from the previous year, and our stock offers the second highest dividend yield amongst South African gold mining companies.

Safety, health and environment

The Group's safety, health and environmental performance for FY2011 will be reported comprehensively in its Sustainable Development Report, to be published on or about 30 September 2011.

It is pleasing to report, in the meantime, that the Group recorded its second fatality-free quarter in succession.

Good progress continues to be made with the behavior-based safety initiative: a steering committee has been elected and trained; a list of critical behaviors compiled from analysis of accidents; observer checklists prepared for critical behaviours; observers selected and trained and safety officers trained to observe observers.

During the quarter, a total of R12.8 million was spent on environmental management issues.

Production

Total gold production for the year under review rose by 10% to 265 179oz from 241 194oz in the previous year. This reflected continued recovery of the underground circuit of Blyvoor from the negative impact of seismicity-induced damage to high-grade production areas at No 5 Shaft and continued bedding down of the Ergo surface retreatment circuit.

Total gold production for the quarter under review was 2% higher at 63 079oz compared with 61 632oz produced in the comparable quarter of FY2010 as a result of strong performances by the Blyvoor surface retreatment circuit and the Ergo circuit offsetting the impact of lower production from the Blyvoor underground and Crown circuits, the circumstances of which are commented upon in greater detail under the Detailed operational review below.

Reserves and resources

Attributable mineral reserves remained unchanged at 7.3Moz in FY2011. The attributable mineral resource increased slightly to 60.2Moz.

The FY2011 reserve and resource information was prepared in compliance with the South African Code for Reporting of Exploration Results, Mineral Resource and Mineral Reserves ("SAMREC") by DRDGOLD's designated competent persons, Mr R Botha and Mr V Labuschagne, who are both employees of DRDGOLD.

Financial

Year on year

Revenue for the year increased by 29% to R2 565.3 million (FY2010: R1 990.5 million) reflecting higher gold production and a 15% increase in the average Rand gold price received to R308 221/kg (FY2010: R267 292/kg).

Cash operating unit costs for the year were 8% higher at R251 296/kg (FY2010: R233 122/kg), a consequence mainly of electricity price increases and higher winter tariffs imposed by power utility Eskom.

Operating profit was 76% higher at R477.0 million (FY2010: R271.6 million). HEPS was 115% higher at 28 SA cents (FY2010: 13 SA cents).

Capital expenditure was 63% higher at R315.8 million (FY2010: R193.9 million), reflective mainly of continued investment in development of the Crown/Ergo pipeline to more fully exploit synergies between the two surface circuits.

Q42011 v Q42010

Revenue for the quarter was 21% higher at R630.2 million compared with R521.7 million in the comparable quarter of FY2010 reflecting higher gold production and a higher average Rand gold price received.

Cash operating unit costs were 15% higher at R280 240/kg (Q4 2010: R244 331/kg), due mainly to the aforementioned higher electricity costs.

Operating profit was 21% higher at R111.0 million (Q4 2010: R91.5 million). HEPS was 67% lower at 8 SA cents (Q4 2010: 24 SA cents). Loss before taxation for the quarter was R523.1 million mainly due to a R546.6 million impairment of Blyvoor's property, plant and equipment, consequent upon that operation's previously reported current financially distressed position (see below under Corporate activity).

Corporate activity

On 23 June 2011, DRDGOLD's Board of Directors ("DRDGOLD Board") announced its decision to suspend any further financial assistance to Blyvoor, pointing out that Blyvoor's operating and consequent financial difficulties were continuing; that the internal revolving credit facility for Blyvoor was fully drawn down and that the operation needed an estimated R80 million in financial assistance through to December 2011. The Board of Directors of Blyvoor announced simultaneously its decision to start business rescue proceedings for Blyvoor in terms of Chapter 6 of South Africa's new Companies Act.

Subsequent to this, on 14 July 2011, DRDGOLD announced that Blyvoor had accepted an offer of assistance from AngloGold Ashanti Limited ("AGA"), subject to finalisation of a binding agreement, in terms of which AGA would sell to Blyvoor some 390 000m² of its neighbouring Savuka mining area for R35 million. Pending the necessary regulatory approvals and subject to the afore-mentioned finalisation of a binding agreement, Blyvoor will mine the area under contract.

The DRDGOLD Board believes that there may be potential for Blyvoor to generate significant free cashflow by mining the Savuka ground, which will assist in respect of discussions between DRDGOLD and prospective lenders to Blyvoor and suitors for DRDGOLD's 74% interest in the operation.

Meanwhile, the Blyvoor business rescue process, led by a registered business rescue practitioner, has been continuing. On 17 August 2011, the High Court granted an extension until 1 November for the publication of a business rescue plan. Blyvoor sought the extension so that various processes currently under way, critical to the finalisation of the plan could be concluded. These processes include; discussions on terms with creditors; wage negotiations with unions and associations; negotiations with neighbouring mines regarding further asset acquisitions and on-mine measures to improve labour, energy and water efficiencies.

Detailed operational review

Blyvoor

Year on year

Total gold production for the year was 121 114oz, up 14% from 106 452oz. This reflected continued recovery of the underground operations from the effects of substantial seismic damage in the high-grade areas of No 5 Shaft and a protracted, wage-related strike in the previous year. Underground production rose by 18% to 91 470oz from 77 226oz, while surface production was stable, rising by 1% to 29 644oz from 29 226oz.

Total cash operating unit costs increased by 9% to R289 870/kg from R265 445/kg, a consequence mainly of power utility Eskom's price increases and higher winter tariffs. Underground cash operating unit costs rose by 5% to R342 123/kg from R324 736/kg and surface cash operating unit costs by 18% to R128 636/kg from R108 771/kg.

Operating profit rose substantially to R70.0 million from R16.3 million due to improved gold production and a higher average Rand gold price received.

Capital expenditure, 19% higher at R94.4 million (FY2010: R79.6 million), was directed mainly towards the relocation and installation of an ERPM compressor, and to opening up and development.

Q42011 v Q42010

Total gold production for the quarter under review was 27 715oz, an improvement of 4% on the 26 685oz achieved in the comparable quarter of FY2010. The key driver of this was substantially higher surface gold production.

Underground gold production was 7% lower at 19 548oz (Q4 2010: 21 027oz). This reflected the negative impact of six production shifts lost due to unscheduled Eskom power outages; voluntary suspension of production from some high-grade No 5 Shaft areas in the interests of safety because of elevated levels of seismicity; six production shifts lost due to a Section 54 safety-related stoppage at No 6 Shaft; and an explosion at an explosives supplier's site necessitating the use of sub-optimal explosives for some weeks, resulting in too much fragmentation and gold loss. Surface gold production increased by 44% to 8 167oz (Q4 2010: 5 658oz), a consequence of both higher throughput and grade in respect of surface sources, and a general surface clean-up operation conducted during the quarter.

Total cash operating unit costs were 17% higher at R344 006/kg (Q4 2010: R293 034/kg) due mainly to the combined effect of Eskom's 28.2% electricity price increase and higher winter tariffs. The combined effect of this and Eskom's winter tariff was a cash operating unit cost rise of R28 000/kg. Underground cash operating unit costs rose by 30% to R432 910/kg (Q4 2010: R333 986/kg), while surface cash operating unit costs dropped by 7% to R131 197/kg (Q4 2010: R140 858/kg).

An operating loss of R0.6 million was incurred compared with a R4.6 million operating profit in the comparable quarter of FY2010, reflecting the impact of higher costs.

Capital expenditure, 35% higher at R26.5 million (Q4 2010: R19.6 million), was directed mainly towards opening up and development.

Crown

Year on year

Total gold production for the year was down 4% to 95 713oz from 99 410oz in FY2010. This was as a consequence of a 2% decline in average grade from 0.43g/t to 0.42g/t. Throughput was stable at 7 120 000t.

Total cash operating unit costs increased by 13% to R225 653/kg from R199 135/kg, reflecting lower gold production and the effect of Eskom electricity price increases.

Operating profit increased by 18% to R248.5 million (FY2010: R210.0 million), a substantially higher average Rand gold price received offsetting the impact of lower production.

Capital expenditure, substantially higher at R148.2 million (FY2010: R45.8 million), was directed mainly towards the Crown/Ergo pipeline project.

Q42011 v Q42010

Gold production for the quarter under review was 22 152oz compared with 24 081oz for the comparable quarter in FY2010, a decline of 8%. This was due to a 12% decline in grade to 0.38g/t from 0.43g/t, mainly reflecting the conclusion of recovery of surface material from the Top Star site. Throughput was 4% higher at 1 834 000t (Q4 2010: 1 760 000t).

Cash operating unit costs were 17% higher at R247 673/kg (Q4 2010: R211 216/kg), a consequence of lower gold production and the combined effect of Eskom's 28.2% electricity increase and higher winter tariff.

Operating profit was virtually unchanged at R55.4 million, the higher average Rand gold price received offsetting the impact of lower production.

Capital expenditure was R40.6 million (Q4 2010: R34.0 million), reflecting on-going development of the Crown/Ergo pipeline.

Ergo
Year on year
Total gold production for the year under review was 37% higher at 48 352oz (FY2010: 35 332oz). This reflects an 11% rise in throughput to 13 206 000t (FY2010: 11 867 000t) and a 22% rise in average grade to 0.11g/t (FY2010: 0.09g/t), resulting from continued build-up of slimes recovery from the Elsburg Tailings Complex.

Total cash operating unit costs dropped by 11% to R205 436/kg (FY2010: R231 294/kg) due mainly to the marked increase in gold production

Operating profit leapt to R158.5 million from R45.3 million, the result of higher gold production, lower costs and a higher Rand gold price received.

Lower capital expenditure of R57.1 million (FY2010: R62.2 million), reflecting completion of pumping and pipeline infrastructure to bring the Elsburg Tailings Complex fully on line, was directed mainly towards refurbishment of the second carbon in leach ("CIL") circuit at the Brakpan plant and increasing the capacity of the Brakpan tailings deposition site.

Q42011 v Q42010
Gold production for the quarter under review was 13 212oz, up 22% on the 10 866oz produced in the comparable quarter of FY2010. This reflects an improvement of 11% in throughput to 3 617 000t (Q4 2010: 3 269 000t) and of 10% in average grade to 0.11g/t (Q4 2010: 0.10g/t), both indicative of continued optimisation of the Ergo circuit.

Higher gold production contained an increase in cash operating unit costs by 2% at R201 095/kg (Q4 2010: R198 118/kg).

Operating profit was up 77% at R56.2 million (Q4 2010: R31.8 million) due to higher gold production, well controlled costs and a higher Rand gold price received.

Capital expenditure was R18.5 million (Q4 2010: R11.4 million), reflecting on-going refurbishment of the Brakpan plant's second CIL circuit and work to increase the Brakpan tailings deposition facility's capacity.

Zimbabwe
At the 610ha Leny exploration site, opening up of the quartz veins is continuing. By the end of the quarter, 150m had been opened up along strike at a depth of 8m, with grades varying considerably from 1-33g/t. Results of a soil geochem survey, which will inform a decision whether or not to proceed with a second drilling programme are expected by the end of September 2011.

At the 310ha Ascot exploration site, a soil geochem survey and selective trenching have been completed. Results of these are expected during September and will inform a decision whether or not to proceed with a drilling programme.

At the 110ha Dilcap (John Bull) exploration site, a decision on a drilling programme will depend on results from magnetic, IP and soil geochem surveys – all completed – which are expected during September.

At Zhombe, 21 new claims covering 210ha have been pegged. Magnetic, IP and soil geochem surveys are to be carried out over these. Other claims in the area show very high grade.

At Gweru we have secured a two year option over a leasehold spanning approximately 21 000 hectares where drilling is currently underway.

Dividend

The DRDGOLD Board has declared a final dividend of 7.5 South African cents per ordinary share for the year ended 30 June 2011, which amounts to a total final dividend payout of R28.9 million. The dividend is declared in Rands.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

	2011
Last date to trade ordinary shares cum dividend	Friday, 7 October
Ordinary shares trade ex dividend	Monday, 10 October
Record date	Friday, 14 October
Payment date	Monday, 17 October

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 10 October 2011 and Friday, 14 October 2011, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 17 October 2011.

To holders of ADSs

Each ADS represents ten ordinary shares

	2011
ADSs trade ex dividend on NASDAQ	Wednesday,12 October
Record date	Friday, 14 October
Approximate date for currency conversion	Friday, 21 October
Approximate payment date of dividend	Monday, 31 October

Assuming an exchange rate of R7.20/$1, the dividend payable per ADS is equivalent to 10.42 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Looking ahead

We are now in a position to add a level of detail to our statement of strategic objectives. Reducing risk means further growing surface recovery exposure and phasing out our deep level underground mining operation.

Improving margin and managing costs means optimising recoveries at Crown and Ergo whilst improving efficiencies. In this regard we are encouraged by recent findings in the ongoing research at Ergo. We intend to build on this and match its science to appropriate technology to increase recoveries from current throughput.

Responsible growth means that our internal growth will be focused on organic business enhancement with near term payback. External growth will remain focused on exploration opportunities in Zimbabwe, and possibly Mozambique.

At Blyvoor the Business Rescue Practitioner is preparing a business plan that will facilitate divestiture on appropriate terms. Progress has been encouraging. Our objective is to have certainty on a new Blyvoor structure by the end of this calendar year.

We intend to appoint a dedicated management team to ERPM Extensions 1 and 2. Their key task will be to take it up the value curve and position it appropriately to unlock the potential of the 18 million ounce resource.

Niël Pretorius
Chief Executive Officer
29 August 2011

The condensed consolidated preliminary financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to year end reporting, and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2010.

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2011 have been reviewed by Mr R Davel of KPMG Inc, the group's auditor. In their review report dated 29 August 2011, which is available for inspection at the Company's Registered Office, KPMG Inc state that their review was conducted in accordance with the International Standard on Review Engagements 2410, Review of Interim Information Performed by the Independent Auditor of the Entity, which applies to a review of group preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.

Condensed consolidated statement of comprehensive income	Quarter	Quarter	Quarter	12 months to	12 months to
	Jun 2011 Rm Unaudited	Mar 2011 Rm Unaudited	Jun 2010 Rm Unaudited	30 Jun 2011 Rm Reviewed	30 Jun 2010 Rm Reviewed
Gold and silver revenue	630.2	655.9	521.7	2 565.3	1 990.5
Net operating costs	(519.2)	(510.8)	(430.2)	(2 088.3)	(1 718.9)
Cash operating costs	(549.8)	(506.4)	(468.4)	(2 072.7)	(1 748.8)
Movement in gold in process	30.6	(4.4)	38.2	(15.6)	29.9
Operating profit	111.0	145.1	91.5	477.0	271.6
Depreciation	(34.9)	(32.7)	(57.7)	(130.9)	(190.8)
Movement in provision for environmental rehabilitation (note 1)	(35.3)	(7.8)	110.9	(52.6)	88.0
Retrenchment costs	–	(0.4)	(0.5)	(0.8)	(20.1)
Net operating profit	40.8	104.2	144.2	292.7	148.7
Impairments (note 2)	(547.7)	–	(6.2)	(547.7)	(6.2)
Corporate, administration and other expenses	(59.2)	(35.4)	(12.0)	(158.5)	(116.6)
Share-based payments	(0.9)	(0.8)	(0.6)	(3.5)	(4.1)
Net gain/(loss) on financial liabilities measured at amortised cost (note 3)	33.5	(1.9)	6.2	17.1	6.2
Profit on disposal of assets	1.6	–	0.9	3.3	13.7
Profit on disposal of subsidiaries and joint venture	–	–	158.2	–	158.2
Finance income	6.4	5.2	7.4	27.8	27.4
Finance expenses	2.4	(6.5)	(7.2)	(14.4)	(15.7)
(Loss)/profit before taxation	(523.1)	64.8	290.9	(383.2)	211.6
Income tax	(0.4)	(0.2)	12.4	(6.3)	(10.3)
Deferred tax (note 4)	15.6	(5.5)	(55.4)	(25.9)	2.0
Net (loss)/profit for the period	(507.9)	59.1	247.9	(415.4)	203.3
Attributable to:					
Equity owners of the parent	(367.9)	48.1	240.9	(287.9)	207.8
Non-controlling interest	(140.0)	11.0	7.0	(127.5)	(4.5)
	(507.9)	59.1	247.9	(415.4)	203.3
Other comprehensive income					
Foreign exchange translation reserve	0.8	–	(156.8)	0.8	(156.5)
Mark-to-market of available-for-sale investments	0.3	–	5.2	0.3	5.2
Total comprehensive (loss)/income for the period	(506.8)	59.1	96.3	(414.3)	52.0
Attributable to:					
Equity owners of the parent	(366.9)	48.1	88.0	(286.9)	55.2
Non-controlling interest	(139.9)	11.0	8.3	(127.4)	(3.2)
	(506.8)	59.1	96.3	(414.3)	52.0
Reconciliation of headline earnings					
Net (loss)/profit	(367.9)	48.1	240.9	(287.9)	207.8
Adjusted for:					
– Impairments	547.7	–	6.2	547.7	6.2
– Profit on disposal of assets	(1.6)	–	(0.9)	(3.3)	(13.7)
– Profit on disposal of subsidiaries and joint venture	–	–	(158.2)	–	(158.2)
– Non-controlling interest in headline earnings adjustment	(150.0)	–	3.5	(149.6)	6.8
– Taxation thereon	0.8	–	–	0.8	–
Headline earnings	29.0	48.1	91.5	107.7	48.9
Headline earnings per share-cents	8	13	24	28	13
Basic (loss)/earnings per share-cents	(96)	13	63	(75)	55
Diluted headline earnings per share-cents	8	13	24	28	13
Diluted basic (loss)/earnings per share-cents	(96)	13	63	(75)	55
Calculated on the weighted average ordinary shares issued of :	384 884 379	384 884 379	382 569 557	384 884 379	380 407 239

Condensed consolidated statement of financial position	As at	As at	As at
	30 Jun 2011 **Rm** **Reviewed**	31 Mar 2011 Rm Unaudited	30 Jun 2010 Rm Reviewed
Assets			
Non-current assets	**1 778.6**	2 231.0	2 178.1
Property, plant and equipment (note 2)	**1 550.1**	1 992.6	1 863.2
Non-current Investments and other assets	**25.1**	24.8	48.1
Environmental rehabilitation trust funds	**134.2**	132.8	126.1
Deferred tax asset	**69.2**	80.8	140.7
Current assets	**510.0**	498.4	402.1
Inventories	**122.9**	95.5	132.6
Trade and other receivables	**128.0**	119.3	66.3
Cash and cash equivalents	**259.1**	268.6	188.2
Assets classified as held for sale	**–**	15.0	15.0
Total assets	**2 288.6**	2 729.4	2 580.2
Equity and Liabilities			
Equity	**1 219.2**	1 725.1	1 649.9
Equity of the owners of the parent	**1 247.3**	1 613.3	1 550.6
Non-controlling interest	**(28.1)**	111.8	99.3
Non-current liabilities	**659.4**	687.4	661.1
Loans and borrowings (note 5)	**40.4**	73.8	59.0
Post-retirement and other employee benefits	**6.3**	14.1	13.4
Provision for environmental rehabilitation	**490.2**	449.8	420.6
Deferred tax liability	**122.5**	149.7	168.1
Current liabilities	**410.0**	316.9	269.2
Trade and other payables	**330.7**	238.1	269.2
Loans and borrowings (note 5)	**79.3**	78.8	–
Total equity and liabilities	**2 288.6**	2 729.4	2 580.2

Condensed consolidated statement of changes in equity	Quarter	Quarter	Quarter	12 months to	12 months to
	Jun 2011 **Rm** **Unaudited**	Mar 2011 Rm Unaudited	Jun 2010 Rm Unaudited	**30 Jun 2011** **Rm** **Reviewed**	30 Jun 2010 Rm Reviewed
Balance at the beginning of the period	**1 725.1**	1 665.5	1 539.7	**1 649.9**	1 584.0
Share capital issued	**–**	(0.3)	13.3	**(0.7)**	28.8
– for acquisition finance and cash	**–**	–	14.3	**–**	29.8
– for share options exercised	**–**	–	–	**–**	1.1
– for costs	**–**	(0.3)	(1.0)	**(0.7)**	(2.1)
Increase in share-based payment reserve	**0.9**	0.8	0.6	**3.5**	4.1
Net (loss)/profit attributable to equity owners of the parent	**(367.9)**	48.1	240.9	**(287.9)**	207.8
Net (loss)/profit attributable to non-controlling interest	**(140.0)**	11.0	7.0	**(127.5)**	(4.5)
Dividends paid on ordinary share capital	**–**	–	–	**(19.2)**	(19.0)
Other comprehensive income	**1.1**	–	(151.6)	**1.1**	(151.3)
Balance as at the end of the period	**1 219.2**	1 725.1	1 649.9	**1 219.2**	1 649.9

Condensed consolidated statement of cash flows	Quarter	Quarter	Quarter	12 months to	12 months to
	Jun 2011 **Rm** **Unaudited**	Mar 2011 Rm Unaudited	Jun 2010 Rm Unaudited	**30 Jun 2011** **Rm** **Reviewed**	30 Jun 2010 Rm Reviewed
Net cash inflow from operations	**103.0**	120.4	154.1	**323.9**	53.6
Net cash outflow from investing activities	**(114.6)**	(85.2)	(111.1)	**(335.1)**	(226.4)
Net cash in/(out)flow from financing activities	**1.3**	(0.3)	(55.2)	**81.3**	7.8
(Decrease)/increase in cash and cash equivalents	**(10.3)**	34.9	(12.2)	**70.1**	(165.0)
Translation adjustment	**0.8**	–	(0.9)	**0.8**	(0.4)
Opening cash and cash equivalents	**268.6**	233.7	201.3	**188.2**	353.6
Closing cash and cash equivalents	**259.1**	268.6	188.2	**259.1**	188.2
Reconciliation of net cash inflow from operations					
(Loss)/profit before taxation	**(523.1)**	64.8	290.9	**(383.2)**	211.6
Adjusted for:					
Movement in gold in process	**(30.6)**	4.4	(38.2)	**15.6**	(29.9)
Depreciation and impairment	**582.6**	32.7	63.9	**678.6**	197.0
Movement in provision for environmental rehabilitation	**35.3**	7.8	(110.9)	**52.6**	(88.0)
Share-based payments	**0.9**	0.8	0.6	**3.5**	4.1
Net (gain)/loss on financial liabilities measured at amortised cost	**(33.5)**	1.9	(6.2)	**(17.1)**	(6.2)
Profit on disposal of assets	**(1.6)**	–	(0.9)	**(3.3)**	(13.7)
Profit on disposal of subsidiaries and joint venture	**–**	–	(158.2)	**–**	(158.2)
Finance expense and unwinding of provisions	**0.8**	2.6	4.8	**9.4**	10.8
Growth in Environmental Trust Funds	**(2.8)**	(1.7)	(2.4)	**(8.4)**	(9.5)
Other non-cash items	**(11.9)**	(1.3)	(26.0)	**(14.3)**	(25.3)
Taxation paid	**(0.4)**	–	(0.5)	**(6.2)**	(12.6)
Working capital changes	**87.3**	8.4	137.2	**(3.3)**	(26.5)
Net cash inflow from operations	**103.0**	120.4	154.1	**323.9**	53.6

Notes to financial statements

1. Movement in provision for environmental rehabilitation

The current year charge to profit or loss includes a charge of R11.0 million for East Rand Proprietary Mines Limited ("ERPM"), R27.2 million for Crown, R5.6 million for Blyvoor and R9.2 million for Ergo relating to ongoing mining activities. The prior year credit to profit or loss includes credits of R63.4 million and R4.8 million relating to the derecognition of the provisions of Durban Roodepoort Deep and West Witwatersrand Gold Mines (Pty) Ltd respectively.

2. Impairments

The current year impairment includes R546.6 million in respect of Blyvoor's property, plant and equipment as a result of the uncertainties brought about by their current distressed financial position.

3. Net gain/(loss) on financial liabilities measured at amortised cost

The net gain/(loss) on financial liabilities measured at amoritised cost in the statement of comprehensive income comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust. These preference shares are re-assessed on a quarterly basis and based on the expected future cash flows from ERPM and Blyvoor.

4. Deferred tax

During the year under review the company changed the deferred tax rate from the maximum statutory rate to the expected average effective tax rate, resulting from the income tax formula for mining income. This change has been accounted for as a change in estimate and is therefore applied prospectively. The reason for the change is to align ourselves with the rest of the gold mining industry in South Africa. The change reduced the expense through profit or loss and the net deferred tax liability with R40.1 million.

5. Loans and borrowings

Included in loans and borrowings is a R500 million Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD may from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Metric			Blyvoor	Crown	Ergo	Total Operations
Ore milled (t'000)	Underground	Jun 2011 Qtr	182	–	–	182
		Mar 2011 Qtr	172	–	–	172
		Jun 2011 Ytd	732	–	–	732
	Surface	Jun 2011 Qtr	779	1 834	3 617	6 230
		Mar 2011 Qtr	828	1 796	3 227	5 851
		Jun 2011 Ytd	3 129	7 120	13 206	23 455
	Total	Jun 2011 Qtr	961	1 834	3 617	6 412
		Mar 2011 Qtr	1 000	1 796	3 227	6 023
		Jun 2011 Ytd	3 861	7 120	13 206	24 187
Yield (g/t)	Underground	Jun 2011 Qtr	3.34	–	–	3.34
		Mar 2011 Qtr	4.19	–	–	4.19
		Jun 2011 Ytd	3.89	–	–	3.89
	Surface	Jun 2011 Qtr	0.33	0.38	0.11	0.22
		Mar 2011 Qtr	0.28	0.42	0.12	0.24
		Jun 2011 Ytd	0.29	0.42	0.11	0.23
	Total	Jun 2011 Qtr	0.90	0.38	0.11	0.31
		Mar 2011 Qtr	0.95	0.42	0.12	0.35
		Jun 2011 Ytd	0.98	0.42	0.11	0.34
Gold produced (kg)	Underground	Jun 2011 Qtr	608	–	–	608
		Mar 2011 Qtr	720	–	–	720
		Jun 2011 Ytd	2 845	–	–	2 845
	Surface	Jun 2011 Qtr	254	689	411	1 354
		Mar 2011 Qtr	229	758	389	1 376
		Jun 2011 Ytd	922	2 977	1 504	5 403
	Total	Jun 2011 Qtr	862	689	411	1 962
		Mar 2011 Qtr	949	758	389	2 096
		Jun 2011 Ytd	3 767	2 977	1 504	8 248
Cash operating costs (ZAR per kg)	Underground	Jun 2011 Qtr	432 910	–	–	432 910
		Mar 2011 Qtr	327 200	–	–	327 200
		Jun 2011 Ytd	342 123	–	–	342 123
	Surface	Jun 2011 Qtr	131 197	247 673	201 095	211 685
		Mar 2011 Qtr	131 266	219 185	191 594	196 753
		Jun 2011 Ytd	128 636	225 653	205 436	203 470
	Total	Jun 2011 Qtr	344 006	247 673	201 095	280 240
		Mar 2011 Qtr	279 920	219 185	191 594	241 563
		Jun 2011 Ytd	289 870	225 653	205 436	251 296
Cash operating costs (ZAR per tonne)	Underground	Jun 2011 Qtr	1 446	–	–	1 446
		Mar 2011 Qtr	1 370	–	–	1 370
		Jun 2011 Ytd	1 330	–	–	1 330
	Surface	Jun 2011 Qtr	43	93	23	46
		Mar 2011 Qtr	36	93	23	46
		Jun 2011 Ytd	38	94	23	47
	Total	Jun 2011 Qtr	309	93	23	86
		Mar 2011 Qtr	266	93	23	84
		Jun 2011 Ytd	283	94	23	86
Gold and Silver revenue (ZAR million)		Jun 2011 Qtr	285.6	216.8	127.8	630.2
		Mar 2011 Qtr	295.9	237.6	122.4	655.9
		Jun 2011 Ytd	1 185.9	910.9	468.5	2 565.3
Operating profit/(loss) (ZAR million)		Jun 2011 Qtr	(0.6)	55.4	56.2	111.0
		Mar 2011 Qtr	25.0	71.6	48.5	145.1
		Jun 2011 Ytd	70.0	248.5	158.5	477.0
Capital expenditure (ZAR million)		Jun 2011 Qtr	26.5	40.6	18.5	85.6
		Mar 2011 Qtr	27.1	35.6	20.8	83.5
		Jun 2011 Ytd	94.4	148.2	57.1	299.7

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) (continued)

Imperial			Blyvoor	Crown	Ergo	Total Operations
Gold produced (oz)	Underground	**Jun 2011 Qtr**	**19 548**	**–**	**–**	**19 548**
		Mar 2011 Qtr	23 149	–	–	23 149
		Jun 2011 Ytd	91 470	–	–	91 470
	Surface	**Jun 2011 Qtr**	**8 167**	**22 152**	**13 212**	**43 531**
		Mar 2011 Qtr	7 362	24 370	12 506	44 238
		Jun 2011 Ytd	29 644	95 713	48 352	173 709
	Total	**Jun 2011 Qtr**	**27 715**	**22 152**	**13 212**	**63 079**
		Mar 2011 Qtr	30 511	24 370	12 506	67 387
		Jun 2011 Ytd	121 114	95 713	48 352	265 179
Cash operating costs (US$ per oz)	Underground	**Jun 2011 Qtr**	**1 980**	**–**	**–**	**1 980**
		Mar 2011 Qtr	1 476	–	–	1 476
		Jun 2011 Ytd	1 523	–	–	1 523
	Surface	**Jun 2011 Qtr**	**599**	**1 138**	**920**	**970**
		Mar 2011 Qtr	591	975	865	888
		Jun 2011 Ytd	573	1 002	915	906
	Total	**Jun 2011 Qtr**	**1 573**	**1 138**	**920**	**1 283**
		Mar 2011 Qtr	1 263	975	865	1 090
		Jun 2011 Ytd	1 290	1 002	915	1 119
Gold and silver revenue (US$ million)		**Jun 2011 Qtr**	**42.2**	**32.1**	**18.8**	**93.1**
		Mar 2011 Qtr	42.9	34.0	17.7	94.6
		Jun 2011 Ytd	169.7	130.1	67.1	366.9
Operating profit (US$ million)		**Jun 2011 Qtr**	**–**	**8.2**	**8.2**	**16.4**
		Mar 2011 Qtr	3.6	10.1	7.0	20.7
		Jun 2011 Ytd	10.0	35.6	22.7	68.3
Capital expenditure (US$ million)		**Jun 2011 Qtr**	**3.9**	**6.0**	**2.7**	**12.6**
		Mar 2011 Qtr	3.9	5.2	3.0	12.1
		Jun 2011 Ytd	13.5	21.3	8.2	43.0

CASH OPERATING COSTS RECONCILIATION

R000 unless otherwise stated		Blyvoor	Crown	Ergo	Total Operations
Total cash costs	**Jun 2011 Qtr**	**293 455**	**171 614**	**80 175**	**545 244**
	Mar 2011 Qtr	277 929	177 286	76 217	531 432
	Jun 2011 Ytd	1 144 117	703 739	324 451	2 172 307
Movement in gold in process	**Jun 2011 Qtr**	**10 352**	**9 339**	**10 897**	**30 588**
	Mar 2011 Qtr	(5 198)	218	580	(4 400)
	Jun 2011 Ytd	(23 878)	9 464	(1 197)	(15 611)
Less: Assessment rates, rehabilitation and other	**Jun 2011 Qtr**	**2 715**	**4 319**	**7 692**	**14 726**
	Mar 2011 Qtr	2 517	7 246	1 640	11 403
	Jun 2011 Ytd	9 817	23 097	11 796	44 710
Less: Corporate and general administration costs	**Jun 2011 Qtr**	**4 559**	**5 987**	**730**	**11 276**
	Mar 2011 Qtr	4 570	4 116	627	9 313
	Jun 2011 Ytd	18 481	18 336	2 482	39 299
Cash operating costs	**Jun 2011 Qtr**	**296 533**	**170 647**	**82 650**	**549 830**
	Mar 2011 Qtr	265 644	166 142	74 530	506 316
	Jun 2011 Ytd	1 091 941	671 770	308 976	2 072 687
Gold produced (kg)	**Jun 2011 Qtr**	**862**	**689**	**411**	**1 962**
	Mar 2011 Qtr	949	758	389	2 096
	Jun 2011 Ytd	3 767	2 977	1 504	8 248
Total cash operating costs (R/kg)	**Jun 2011 Qtr**	**344 006**	**247 673**	**201 095**	**280 240**
	Mar 2011 Qtr	279 920	219 185	191 594	241 563
	Jun 2011 Ytd	289 870	225 653	205 436	251 296
Total cash operating costs (US$/oz)	**Jun 2011 Qtr**	**1 573**	**1 138**	**920**	**1 283**
	Mar 2011 Qtr	1 263	975	865	1 090
	Jun 2011 Ytd	1 290	1 002	915	1 119

DIRECTORS (*British)(American)**
Executives: DJ Pretorius *(Chief Executive Officer)*, CC Barnes *(Chief Financial Officer)* • **Non-executive:** J Turk** • **Independent non-executives:** GC Campbell* *(Non-Executive Chairman)*, RP Hume; EA Jeneker • **Company secretary:** TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 South Africa
PO Box 390 • Maraisburg 1700 • South Africa

RUSSELL ANDASSOCIATES 5007/11